FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 28, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 9:00 a.m. (BST) 28 April 2004
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

SIGNET GROUP PLC INVESTOR PRESENTATIONS
AND STORE TOUR

Signet Group plc will host a presentation and store tour for investors and analysts at its US headquarters in Akron, Ohio on Wednesday 28 April. Members of senior management of the US division will describe aspects of the business in some detail. A tour of the operations centre and Kay, JR Robinson and Jared stores will follow.

No new material information will be disclosed at the presentation nor will there be any statement on current trading.

Enquiries:

Tim Jackson, Investor Relations Director	+01 (0) 330 668 5209
Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,707 speciality retail jewellery stores at 31 January 2004; these included 1,103 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 604 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis".

The presentations are expected to be available on the Group web site (www.signetgroupplc.com) from 2.00 p.m. on 28 April 2004.

The next announcement is expected to be that for the first quarter 2004/05 sales figures, scheduled for release on 6 May 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   April 28, 2004